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Henry Schwartz · 3rd

Actively Raising Growth Capital. MobCraft Founder, Determined Leader, Committed Entrepreneur, Father, and Outdoor Fanatic.

Milwaukee, Wisconsin, United States · Contact info

500+ connections

MobCraft Beer

University of Wisconsin-Whitewater

Experience

Owner/ Founder
MobCraft Beer
Jan 2012 – Present · 9 yrs 9 mos
Greater Milwaukee Area

MobCraft Beer is a crowdsourced brewery turning ideas into beer.

Interactive Marketing Coordinator
Montage Talent
Jan 2012 – May 2013 · 1 yr 5 mos
Delafield, Wisconsin

Develop inbound marketing strategies, learn marketing management software, manage social media, use SEO tools, bring Montage to the first page of google results.

Owner/CEO
CulturEdu
Jan 2011 – Jun 2012 · 1 yr 6 mos

CulturEdu is an online interactive application educating and entertaining primary school students about global cultural diversity.

Marketing Intern
Singapore-Delft Water alliance
May 2011 – Jul 2011 · 3 mos
Singapore

Worked with the National University of Singapore, The Public Utilities board, and Deltares, to planed organized and executed marketing tactics to promote SDWA at the Singapore International Water Week, and aid in the grand opening of The Aquatic Science Centre at Sungei Ulu Pandan

Owner/ Photographer
Henry W Schwartz Photography
Apr 2003 – 2011 · 8 yrs

Throughout my extensive traveling experiences i have had the opportunity to capture amazing sights through my lens, with some coaching along the way i have been able to turn these pictures into art hung on walls across the country.

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Education

University of Wisconsin-Whitewater
Bachelor Business Administration, Entrepreneurship
2007 – 2011
Activities and Societies: Collegiate Entrepreneurs' Organization

University of Wisconsin-Whitewater
Bachelor of Arts, Spanish
2007 – 2011

Universidad de Belgrano
Spanish
2009 – 2009

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